ANOORAQ RESOURCES CORPORATION
1020 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

Dear Shareholder:

On behalf of the Board of Directors, I would like to report on the progress made by Anooraq during this past year in preparation for the upcoming Annual General Meeting to be held on June 20, 2007. Attached is a copy of proxy materials containing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Services department.

After a landmark year in 2004 which saw Anooraq evolve from a Canadian mineral exploration company to become the first Black Economic Empowerment (“BEE”) company listed on a North American stock exchange, the Company has continued to advance the development of its platinum group metal (PGM) properties. As a BEE company, Anooraq provides an exceptional opportunity for investors to acquire assets in a massive PGM district and the Company is a highly desirable partner for South African mining firms.

Anooraq’s corporate activities in 2006 include the completion of a financing with Anglo Platinum worth US$10 million that would go toward the Ga-Phasha Project and an inward secondary listing on the JSE Limited. Company shares began trading on the JSE on December 19, 2006 under the symbol ARQ.

Exploration work in 2006 was mainly focused on advancing the Ga-Phasha Project. Located on the Bushveld Complex’s North Eastern Limb, the Ga-Phasha project area hosts two platinum-bearing horizons, the UG2 and Merensky Reefs. Joint Venture partner Anglo Platinum had carried out significant drilling at Ga-Phasha prior to its acquisition by Anooraq, and had outlined significant mineral resources in the UG2 and Merensky Reefs. Anglo Platinum has continued drilling at Ga-Phasha, and in 2006 a program review confirmed that the UG2 reef deposit remains the primary focus of any potential development, but that the Merensky reef warrants further study through additional drilling programs.

As a result, Anooraq and Anglo Platinum have engaged an independent project manager, Read, Swatman & Voigt (Pty) Ltd., a highly skilled and experienced South African company, to conduct a Pre-feasibility Study for the project. The study will consist of a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface and it will also look at optimizing economies of scale with Anglo Platinum’s facilities on the Northeastern Limb of the Bushveld Complex. Once the Pre-feasibility

Study is completed, a detailed timetable of further studies as well as a project timetable toward a Bankable Feasibility Study will be released.

Prior to 2004, Anooraq mainly focused on the acquisition and exploration of the mineral properties on the Platreef Projects located on the Bushveld’s Northern Limb. The Platreef Projects is comprised of the Boikgantsho Joint Venture Project and several other early exploration stage properties. Boikgantsho, which encompasses Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm, completed a preliminary assessment of a potential open pit development of the Drenthe and Overysel North deposits in March 2005. The preliminary assessment indicated robust economics for the project. The 2005 drilling program, focused on the Drenthe deposit, totaled 136 holes and approximately 24,400 meters and confirmed the continuity of the PGM mineralization on the property. No work was done on Boikgantsho in 2006, but planning is underway to resume work toward completion of a Pre-feasibility Study in 2007.

The upcoming shareholders’ meeting is an opportunity to respond to your comments and questions, and to provide further details of our plans for the next year. I look forward to seeing you at the meeting.

Yours sincerely,

ANOORAQ RESOURCES CORPORATION

Ronald W. Thiessen
President, Chief Executive Officer and Director